                                                                FILE NO. 0-25322


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                               For August 14, 2003


                        GENSCI REGENERATION SCIENCES INC.
--------------------------------------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
--------------------------------------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F |X| Form 40-F |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                                 Yes |X| No |_|

                           Rule 12g-3-2(b) #: 82-2803

                ISOTIS AND GENSCI UNIFY COMMERCIAL ORGANIZATIONS
                      THROUGH CROSS DISTRIBUTION AGREEMENTS


Lausanne / Bilthoven / Irvine, 12 August, 2003 - Biosurgery company IsoTis S.A. (SWX/Euronext Amsterdam: ISON) and GenSci OrthoBiologics, Inc. (TSX: GNS) today announced the signing of a cross distribution agreement that will allow the companies to actively move forward with the integration of their commercial organizations in anticipation of the proposed merger.

Under the agreements, the companies will market and sell each other's products in their respective main markets, and will be positioned among the few companies offering surgeons a broad suite of superior natural (demineralized bone matrix/DBM) and synthetic bone graft substitutes. IsoTis will initiate distribution in Europe and the rest of the world of GenSci's DBM products (DynaGraft(R) II Putty and Gel, OrthoBlast(R) II Paste and Putty, and Accell(R) DBM100); GenSci will start distributing IsoTis' synthetic bone graft substitute OsSatura(TM) and its cement restrictor SynPlug(TM) in the Americas.

The distribution agreements are fully reciprocal. On June 24, 2003, the companies signed a pre-merger licensing agreement under which IsoTis gains access to the advanced carrier and delivery systems of GenSci OrthoBiologics.

Jacques Essinger, Chief Executive Officer, IsoTis S.A. said:

"This cross distribution deal, which follows on the back of our earlier licensing agreement, allows us to leverage our product portfolio throughout our respective commercial organizations in anticipation of the merger. The agreement will enable us to start to bring out the competitive advantage of our joint organization, and is expected to yield tangible results as of Q1, 2004. Having started with integrating our product development capabilities, these commercial agreements are a clear sign that the joint organization is taking shape on all levels as a result of the excellent chemistry between IsoTis and GenSci."

Douglass Watson, President and Chief Executive Officer, GenSci commented:

"The ability to offer both high quality DBM bone graft substitutes and synthetic bone graft substitutes will strengthen our sales and marketing efforts, and is commercially very exciting. It will allow us to present orthopedic, oral, and craniofacial surgeons with a unique range of products for various indications. Through these agreements, GenSci and IsoTis will effectively advance their collaboration on all levels, building with drive and enthusiasm on our rapidly developing relationship."

Note to the editor
------------------
On June 3, 2003,  IsoTis and GenSci announced their intention to merge to create
a  leading   orthobiologics   player  with  a  global  presence.   The  official
announcement can be found on www.isotis.com or www.gensciinc.com.

Summary of merger rationale:
The merger will create a dedicated and global orthobiologics player focused on the double-digit growth market of bone substitutes. The combined IsoTis/GenSci product portfolio will have a broad presence in both "natural" demineralized bone matrix (DBM) products and "synthetic" bone substitutes. As DBM products are more common in North America and synthetic bone substitutes are more common in Europe, the IsoTis/GenSci product portfolio is well positioned to capitalize on significant commercial opportunities in both of these major markets.

Further, IsoTis/GenSci expects to sustain continued long-term growth in revenues through aggressive development of its innovative orthobiologics pipeline. The two companies have already identified a variety of ongoing product development programs that have the potential to lead to breakthrough products in musculoskeletal repair.

Combining the companies:
With product sales exceeding US $22 million and positive cash flow from operations in 2002, GenSci is recognized as a significant participant in the North American bone graft substitute market. Its OrthoBlast(R) II, DynaGraft(R) II, and Accell(R) DBM100 product lines are well recognized and accepted in the orthopedic community.

IsoTis contributes its innovative synthetic bone substitute OsSatura(TM) to the combination, together with a range of small medical devices, and its highly promising PolyActive BCP program, which constitutes a potential advance in the treatment of osteochondral knee defects. In the first half of 2003, OsSatura(TM) received both the CE mark (on the claim of osteoinductivity) and FDA 510(k) clearance in quick succession and has been contributing to revenues as of Q1, 2003. IsoTis' total 2002 sales amounted to ^ 2 million (US$ 2.25 million).

IsoTis has a solid cash position of ^ 75 million (US$ 85 million) at March 31, 2003, an innovative product pipeline, and proven ability to execute a complex cross border merger on a timely and efficient basis..

IsoTis, the Leading European Biosurgery Company
IsoTis was created in Q4 2002 through the merger of Modex, a Swiss biotechnology company, and IsoTis, a Dutch biomedical company. The company operates out of its corporate headquarters in Lausanne, Switzerland, and its facilities in Bilthoven, The Netherlands. In Q1, 2003, it completed a restructuring of the company by rationalizing its product portfolio and substantially reducing its cash burn. IsoTis currently has 100 employees, a product portfolio with several orthobiologic medical devices on the market and in development, and is traded under the symbol "ISON" on both the Official Market Segment of Euronext Amsterdam and the Main Board of the Swiss Exchange.


GenSci, the Orthobiologics Technology CompanyTM
GenSci Regeneration Sciences, Inc. is a publicly traded company listed on the Toronto Stock Exchange (TSX -"GNS") with corporate headquarters in Toronto, Ontario. GenSci OrthoBiologics, Inc., the company's wholly-owned subsidiary based in Irvine, California, focuses on the research, development, production, and distribution of bioimplant products for the orthopedic and spine markets. GenSci OrthoBiologics is the company's principal operating subsidiary. The company's products are currently sold in over 1,550 hospitals across North America, with a growing international presence throughout Latin America, Europe, and Asia. GenSci has 85 employees.


For further information, contact:
IsoTis:                                 GenSci:
Hans Herklots                           Peter Ludlum,                      Louis G. Plourde
Media & investor relations              Chief Financial Officer            Investor/shareholder relations
Tel: +31(0)30 229 5271                  Tel: +1 949 855 7154               Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255                  E-mail: peterl@Gensciinc.com       E-mail: IR@Gensci-regen.com
E-mail: investor.relations@isotis.com

Rochat & Partners                       Citigate First Financial:
Christophe Lamps                        Barbara Jansen
Tel: +41 79 476 26 87                   Tel: +31 (0)20 575 40 80
E-mail: clamps@rochat-pr.ch             Fax: +31 (0)20 575 40 20
                                        E-mail: barbara.jansen@citigateff.nl

(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals

(a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the failure of IsoTis or GenSci shareholders to approve the merger transaction, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                           GENSCI REGENERATION SCIENCES INC.
                                           (REGISTRANT)


Date: 08-14-03                             /s/ Peter B. Ludlum
                                           -------------------------------------
                                           Peter B. Ludlum
                                           Chief Financial Officer